August 1, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549
Attention:	Mr. Ethan Horowitz, Branch Chief
Mr. Ronald M. Winfrey, Petroleum Engineer

Re:	Newfield Exploration Company
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-12534

Ladies and Gentlemen:

We are writing to confirm our telephone conversation of July 18, 2013 with Ronald M. Winfrey, Petroleum Engineer with the Securities and Exchange Commission.  On behalf of Newfield Exploration Company (the “Company”), the Company has received the letter dated June 25, 2013 from the Staff and intends to submit its responses to that letter by August 7, 2013.

Very truly yours,

/s/ George W. Fairchild, Jr.

George W. Fairchild, Jr., Controller